[redacted]

15045921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Wash. DC
194

SEC FILE NUMBER
8- 46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle (City) NC (State) 28001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy D. Stoner 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court, P.O. Box 3049 Asheville NC 28802
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA F. CARPENTER NOTARY PUBLIC STANLY COUNTY, NC

Signature

CEO/President

Title

Notary Public

MY COMMISSION EXPIRES JULY 1, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2014 and 2013

Table of Contents

DHG
DIXON HUGHES GOODMAN LLP

500 Ridgefield Court
Asheville, NC 28806
D 828.254.2254
F 828.254.6859
www.dhgllp.com

– REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM –

To the Audit Committee
Uwharrie Capital Corp and Subsidiaries
Albemarle, North Carolina

We have audited the accompanying financial statements of The Strategic Alliance Corporation (a wholly owned subsidiary of Uwharrie Bank) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information as of and for the year ended December 31, 2014 contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 25, 2015

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Uwharrie Bank) as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 24, 2014

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 161,592	$ 160,751
Other receivables	12,489	-
Due from affiliates (Note C)	9,711	10,620
Cash surrender value of life insurance	562,854	558,185
Prepaid expenses	28,738	35,473
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $130,692 and $127,480 respectively	12,391	3,400
Total assets	$ 787,775	$ 768,429
LIABILITIES		
Accounts payable and accrued liabilities	$ 115,891	$ 79,904
Due to affiliates (Note C and D)	8,557	8,393
Total liabilities	124,448	88,297
STOCKHOLDER EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding	1,184,561	1,184,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,466,673)	(1,449,868)
Total stockholder equity	663,327	680,132
Total liabilities and stockholder equity	$ 787,775	$ 768,429

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commission income	$ -	$ 111
Revenue share income	200,445	182,619
Management fee income (Note C)	115,868	124,746
Other income	-	2,476
Total revenue	316,313	309,952
Expenses		
Salaries and commissions	63,863	53,955
General and administrative	282,742	294,295
Total expenses	346,605	348,250
Operating loss	(30,292)	(38,298)
Other Revenues		
Interest income	68	55
Other	4,669	5,432
Total other revenue	4,737	5,487
Loss before income tax	(25,555)	(32,811)
Income tax benefit	(8,750)	(11,400)
Net Loss	$ (16,805)	$ (21,411)

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2012	1,084,561	$1,084,561	$ 945,439	$(1,428,457)	$ 601,543
Issuance of common stock	100,000	100,000	-	-	100,000
Net loss	-	-	-	(21,411)	(21,411)
Balance, December 31, 2013	1,184,561	1,184,561	945,439	(1,449,868)	680,132
Net loss	-	-	-	(16,805)	(16,805)
Balance, December 31, 2014	1,184,561	$1,184,561	$ 945,439	$(1,466,673)	$ 663,327

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities		
Net loss	$ (16,805)	$ (21,411)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	3,213	2,068
Increase in cash surrender value of life insurance	(4,669)	(5,432)
Change in assets and liabilities:		
(Increase) decrease in other receivables	(12,489)	403
Decrease in due from affiliates	909	303
(Increase) decrease in prepaid expenses	6,735	(14,616)
Increase in accrued expenses and accounts payable	35,987	9,276
Increase (decrease) in due to affiliates	164	(355)
Net cash provided (used) by operating activities	13,045	(29,764)
Cash flows from investing activities		
Purchase of furniture and equipment	(12,204)	-
Net cash used by investing activities	(12,204)	-
Cash flows from financing activities		
Proceeds from issuance of common stock	-	100,000
Net cash provided by financing activities	-	100,000
Net increase in cash and cash equivalents	841	70,236
Cash and cash equivalents, beginning of period	160,751	90,515
Cash and cash equivalents, end of period	$ 161,592	$ 160,751

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to UVEST Financial Services Group, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission. Beginning November 21, 2011, the Company replaced UVEST with Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions earned.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending on or after December 31, 2011 are subject to examination by federal and state tax authorities.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 25, 2015, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and minimum net capital requirements of $551,159 and $8,297respectively. At December 31, 2013, the Company had net capital and minimum net capital requirements of $582,531 and $5,886, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .23 to 1 and .15 to 1 at December 31, 2014, and December 31, 2013, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $115,868 and $124,746 for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, amounts due the Company for such services were $9,711 and $10,620 respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp, which wholly owns the Company's sole stockholder, Uwharrie Bank, formerly known as Bank of Stanly, and from a registered investment advisor affiliated through common ownership. The Company paid $51,639 and $58,077 in 2014 and 2013, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2014 and 2013, amounts due for such services were $8,557 and $8,393 respectively.

The Company pays commissions to Uwharrie Bank for trade commissions generated by registered sales representatives in these banks. Total commissions paid to the Uwharrie Bank in 2014 and 2013 amounted to $25,857 and $37,577, respectively, and are included in the caption "Salaries and commissions" in the accompanying statements of operations.

NOTE D – INCOME TAXES

The significant components of income tax for the years ended December 31 are summarized as follows:

	2014	2013
	(dollars in thousands)	
Current tax benefit:		
Federal	$ (8,619)	$ (11,646)
State	-	-
Total	(8,619)	(11,646)
Deferred tax benefit:		
Federal	(186)	168
State	55	78
Total	(131)	246
Net for income tax benefit	(8,750)	(11,400)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2014	2013
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ (8,689)	$ (11,156)
Increases (decrease) resulting from:		
Officers life insurance	5,663	1,103
State income taxes, net of federal benefit	36	52
Other	(5,760)	(1,399)
Income tax benefit	$ (8,750)	$ (11,400)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31 are as follows:

	2014	2013
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 52,578	$ 64,945
Other	1,434	1,493
Valuation allowance	(52,578)	(64,945)
Total deferred tax assets	1,434	1,493
Deferred tax liabilities relating to:		
Premises and equipment	(2,608)	(2,797)
Total deferred tax liabilities	(2,608)	(2,797)
Net recorded deferred tax asset (liability)	$ (1,173)	$ (1,304)

At December 31, 2014, the Company has North Carolina net economic losses (NEL) totaling $1,327,719. The net economic losses will begin to expire after the 2014 tax year.

SUPPLEMENTARY INFORMATION

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2014 and 2013

	2014	2013
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 124,448	$ 88,297
Minimum required net capital	$ 8,297	$ 5,886
Net capital		
Stockholder's equity	$ 663,327	$ 680,132
Deductions:		
Other receivables	22,200	10,620
Other assets	75,892	81,896
Furniture and equipment	12,391	3,400
Haircut on securities owned	1,685	1,685
Net capital	551,159	582,531
Minimum required net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	8,297	5,886
Capital in excess of minimum requirement	$ 542,862	$ 576,645
Ratio of aggregate indebtedness to net capital	.23 to 1	.15 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2014 and 2013.

Schedule 2

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2014

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2014.

the STRATEGIC ALLIANCE corporation

February 25, 2015

Dixon Hughes Goodman LLP
500 Ridgefield Court
Asheville, NC 28806

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

Christy Stoner *President/CEO*

Martha O'Brien *SVP Operations*

DHG
DIXON HUGHES GOODMAN LLP

500 Ridgefield Court
Asheville, NC 28806
D 828.254.2254
F 828.254.6859
www.dhgllp.com

– REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM –

To the Audit Committee
Uwharrie Capital Corp and Subsidiaries
Albemarle, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Strategic Alliance Corporation (a wholly owned subsidiary of Uwharrie Bank) identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Strategic Alliance Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) of SEC Rule 15c3-3 the computation for determination of the reserve requirements and did not maintain possession or control of any customer funds or securities from January 1, 2014 through December 31, 2014 (the "exemption provisions") and (2) The Strategic Alliance Corporation stated that The Strategic Alliance Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Strategic Alliance Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Strategic Alliance Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 25, 2015